Exhibit 99.1

Filed by Tribune Company
Pursuant to Rules 13e-4(c) and 14a-12 under the Securities Exchange Act of 1934
Subject Company: Tribune Company
Commission File No.: 001-08572

THIS FILING CONSISTS OF A LETTER TO THE EDITOR FROM THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF TRIBUNE COMPANY THAT WAS PUBLISHED IN THE WALL STREET JOURNAL ON APRIL 13, 2007.

Dear Editor:

I feel compelled to respond to Holman Jenkins’ April 11 satirical opinion piece “Lucky Me,” ostensibly an unsent email to Tribune employees from Sam Zell.

First, his characterization of the transaction as forcing employees to “double down” is simply wrong.  Our employees currently own about 23 million shares of Tribune stock, 15 million of which reside in 401(k) accounts. Along with all other shareholders, they will benefit from this transaction, receiving $34 per share in cash, for a total of $782 million. They are not required to reinvest this money in Tribune and can diversify it any way they wish.

Furthermore, existing employee retirement and pension benefits are entirely secure.  Tribune’s ESOP will not require employees to make any investment in the company.  The ESOP will be funded entirely by new company contributions.

In addition, in 2008, the company will provide employees with a new package of retirement benefits with three components:

•                  A Cash Balance Plan, funded entirely by the company with an annual contribution equal to 3% of an employee’s eligible compensation, effectively providing a “floor” retirement benefit.

•                  Annual allocations from the ESOP with an initial target of 5% of an employee’s eligible compensation.

•                  A 401(k) plan, to which employees can contribute up to the maximum allowed by the IRS.

With regard to the description of Sam Zell’s $590 million “option” to buy 40% of Tribune, it’s important to understand that he will have an option to buy 40% of what will then be a highly leveraged company — not the $8 billion company Tribune is today.  The day after the transaction closes, 40% of the equity in the company will be worth far less than the $590 million Mr. Zell would have to pay for his stock.  His option has value only if the company performs and pays down its debt; that success will similarly increase the value of the ESOP—in which case our employees benefit along with Mr. Zell.

Finally, the column implies that the ESOP trustee failed to get a “fairness opinion” prior to the transaction.  That, too, is wrong.  The ESOP Trustee did, in fact, obtain a fairness opinion on both the price of the shares purchased by the ESOP and the relative price Mr. Zell will have to pay to obtain his 40% stake in the company.

Like all media companies, Tribune faces risks and challenges in the days ahead.  We will need to be aggressive in transforming the company to thrive well into the future and to deliver returns for employees (and Mr. Zell).   To be clear, if this deal is good for Sam Zell, it will be even better for Tribune’s employees.

Sincerely,

Dennis FitzSimons
Chairman, President and Chief Executive Officer
Tribune Company

Important Additional Information Regarding the Merger and the Tender Offer will be filed with the SEC:

In connection with the proposed merger transaction, Tribune Company will file a proxy statement and other documents with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED MERGER TRANSACTION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Tribune with the SEC at the SEC’s website at http://www.sec.gov. The definitive proxy statement and other relevant documents may also be obtained free of charge on Tribune’s website at www.tribune.com or by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, IL 60611, Attention: Investor Relations. You may also read and copy any reports, statements and other information filed by Tribune with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Tribune Company and its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from the shareholders of Tribune in connection with the proposed merger transaction. Information about Tribune and its directors and executive officers and their ownership of Tribune common stock is set forth in the accompanying proxy statement for Tribune’s 2007 Annual Meeting of Shareholders. Shareholders and investors may obtain additional information regarding the interests of Tribune Company and its directors and executive officers in the merger transaction, which may be different than those of Tribune’s shareholders generally, by reading the proxy statement and other relevant documents regarding the merger transaction, which will be filed with the SEC.

This letter to the editor of The Wall Street Journal is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Tribune’s common stock. The solicitation of offers to buy Tribune’s common stock will only be made pursuant to the offer to purchase and related materials that the company will be sending to its shareholders (when available). Shareholders should read those materials carefully (when available) because they will contain important information, including the various terms and conditions of the offer. Shareholders will be able to obtain copies of the offer to purchase, related materials filed by the company as part of the statement on Schedule TO and other documents when filed with the SEC through the SEC’s web site at http: /www.sec.gov without charge. Shareholders will also be able to obtain copies of the offer to purchase and related materials, when and as filed with the SEC (excluding exhibits), without charge from the company or by written or oral request directed to the information agent identified in the offer to purchase.

Forward-Looking Statements

This letter to the editor of The Wall Street Journal contains certain comments or forward-looking statements that are based largely on the company’s current expectations and are subject to certain risks, trends and uncertainties. You can identify these and other forward looking statements by the use of such words as “will,” “expect,” “plans,” “believes,” “estimates,” “intend,” “continue,” or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Actual results could differ materially from the expectations expressed in these statements. Factors that could cause actual results to differ include risks related to the transactions being consummated; the risk that required regulatory approvals or financing might not be obtained in a timely manner, without conditions, or at all; the impact of the substantial indebtedness incurred to finance the consummation of the tender offer and merger; the ability to satisfy all closing conditions in the definitive agreements; difficulties in retaining employees as a result of the merger agreement; risks of unforeseen material adverse changes to our business or operations; risks that the proposed transaction disrupts current plans, operations and business growth initiatives; the risk associated with the outcome of any legal proceedings that may be instituted against Tribune and others following announcement of the merger agreement; and other factors described in Tribune’s publicly available reports filed with the SEC, including the accompanying annual 10-K report, which contains a discussion of various factors that may affect Tribune’s business or financial results. These factors, including also the ability to complete the tender offer or the merger, could cause actual future performance to differ materially from current expectations. Tribune is not responsible for updating the information contained in this letter beyond the published date, or for changes made to this document by wire services or Internet service providers. Tribune’s next quarterly 10-Q report to be filed with the SEC may contain updates to the information included in this letter.